SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                            GREATER COMMUNITY BANCORP
                       ...................................
                                (Name of Issuer)

                     Common Stock, $0.50 par value per share
                       ...................................
                         (Title of Class of Securities)

                                  390 380 10-3
                       ...................................
                                 (CUSIP Number)

                               JOHN L. SOLDOVERI,
                        55 Union Blvd., Totowa, NJ 07512
                                 (973) 942-6964
                       ...................................
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                September 1, 2005
                       ...................................
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules file in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 390 380 10-3

1)       Name of Reporting Person                              John L. Soldoveri
         I.R.S. Identification No. of Above Persons (entities only)


2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF, WC, OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           Not applicable

6)       Citizenship or Place of Organization
                           United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7)       Sole Voting Power
                           619,900

         8)       Shared Voting Power
                           66,492

         9)       Sole Dispositive Power
                           619,900

         10)      Shared Dispositive Power
                           66,492

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           805,232

12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)      Percent of Class Represented by Amount in Row (11)
                           10.20%

14)      Type of Reporting Person (See Instructions)
                           IN


                                  Page 2 of 6 Pages

Item 1.  Security and Issuer

This statement relates to the Common Stock, $0.50 par value per share ("Common Stock"), of Greater Community Bancorp (the "Corporation").

The Corporation's principal executive office is located at 55 Union Boulevard, Totowa, New Jersey 07512.

Item 2.  Identity and Background

This Statement is being filed by John L. Soldoveri. His residence address is 3 Battle Ridge Trail, Totowa, New Jersey 07512.

Mr. Soldoveri is semi-retired and is self-employed on a part-time basis, primarily in real estate investment and management. Mr. Soldoveri maintains an office at 55 Union Boulevard, 2nd floor, Totowa, New Jersey 07512.

Mr. Soldoveri is a Trustee and the President of the John L. and Grace P. Soldoveri Foundation, Inc., a nonprofit corporation (the "Foundation"). In such capacity, Mr. Soldoveri shares voting power and shares dispositive power over shares of the Corporation owned by the Foundation.

Mr. Soldoveri has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Soldoveri has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Soldoveri is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On July 29, 2005, Mr. Soldoveri acquired beneficial ownership of 18,465 shares of the Corporation's Common Stock. This total consists of increases in ownership of (a) 14,630 shares held by Mr. Soldoveri directly, (b) 2,897 shares held directly by his wife, Grace P. Soldoveri, and (c) 938 shares held by the Foundation. All of these acquisitions resulted from a 2.5% stock dividend paid by the Corporation on July 29, 2005 to all shareholders of record. All of such shares were acquired solely on a pro rata basis, without the payment of any consideration by Mr. Soldoveri, Mrs. Soldoveri or the Foundation.

On August 4, 2005, Mr. Soldoveri purchased 20,000 shares of the Corporation's Common Stock. Mr. Soldoveri purchased the shares with a combination of personal funds and funds borrowed from a brokerage firm in a margin account.


                                  Page 3 of 6 Pages

On August 4, 2005, the Foundation purchased 10,000 shares of the Corporation's Common Stock. The Foundation used a combination of its working capital and funds borrowed from a brokerage firm in a margin account to make such purchase.

On September 1, 2005, the Foundation purchased 18,000 shares of the Corporation's Common Stock. The Foundation used a combination of its working capital and funds borrowed from a brokerage firm in a margin account to make such purchase.

Item 4.  Purpose of Transaction

The increase in beneficial ownership of shares pursuant to the declaration of the 2.5% stock dividend paid on July 29, 2005 was not the result of any investment decision by Mr. Soldoveri, and was without any consideration paid by Mr. or Mrs. Soldoveri or the Foundation. The distribution of the stock dividend did not affect the percentage of Mr. Soldoveri's beneficial ownership of the Corporation's outstanding Common Stock and has no bearing upon his intentions with respect to any future acquisition or disposition of such Common Stock.

Mr. Soldoveri and the Foundation purchased the total of 48,000 shares solely for investment purposes, i.e., to derive income from their respective investments and, hopefully, realize appreciation over time.


Mr. Soldoveri, Mrs. Soldoveri and the Foundation may in the future acquire and/or dispose of shares of Common Stock of the Corporation, depending upon market circumstances.

Except as stated above, Mr. Soldoveri has no plans or proposals at the present time which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (d) any material change in the present capitalization or dividend policy of the Corporation; (e) any other material change in the Corporation's business or corporate structure; (f) changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; (g) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(h) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (i) any action similar to any of those enumerated above.


                               Page 4 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Soldoveri is the beneficial owner of 805,232 shares of Common Stock of the Corporation, which represents 10.20% of the Corporation's issued and outstanding Common Stock. This consists of the following:

      (1)   619,900 shares held directly by Mr. Soldoveri in his own name.

      (2)   118,840 shares held by Mr. Soldoveri's wife, Grace P. Soldoveri.

      (3) 66,492 shares held by the John L. and Grace P. Soldoveri Foundation, Inc. (the "Foundation"), of which Mr. Soldoveri is a director. Mr. Soldoveri disclaims any pecuniary interest in, or beneficial ownership of, such 66,492 shares.

(b) Mr. Soldoveri has sole investment power and sole voting power with respect to the 619,900 shares held directly by him. He has no voting power or investment power, either sole or shared, with respect to the 118,840 shares held by his wife. Mr. Soldoveri has shared voting power and shared investment power with respect to the 66,492 shares held by the Foundation.

(c) Mrs. Soldoveri did not effect any transactions in the Common Stock other than her acquisition of additional shares pursuant to the 2.5% stock dividend paid on July 29, 2005, described in Item 3 above.

Except for the shares acquired by Mr. Soldoveri in connection with the payment of the 2.5% stock dividend described in Item 3 above, the only transaction in the Common Stock of the Corporation effected by Mr. Soldoveri during the past 60 days is the following acquisition:

Date       # of shares    Price/share        Nature of Acquisition

08/04/05      20,000      $16.05            Purchase for investment

Except for the shares acquired by the Foundation in connection with the payment of the 2.5% stock dividend described in Item 3 above, the only transactions in the Common Stock of the Corporation effected by the Foundation during the past 60 days are the following stock acquisitions:

Date         # of shares        Price/share         Nature of Acquisition

08/04/05       10,000           $16.05             Purchase for investment
09/01/05       18,000           $15.85             Purchase for investment

(d), (e)    Not applicable


                               Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

John L. Soldoveri is the husband of Grace P. Soldoveri and a Trustee and the President of the Foundation.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Soldoveri and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Not applicable. There are no written agreements, contracts, arrangements, understandings or proposals of the nature described in Item 7.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2005
-----------------
Date

/s/ John L. Soldoveri
---------------------
Signature

John L. Soldoveri
-----------------
Name/Title



                               Page 6 of 6 Pages